                   Filed by Marvell Technology Group Ltd.
                   Filed pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Galileo Technology Ltd.
                   Commission File No.: 0-30877

The following is a joint press release disseminated by Marvell Technology Group Ltd. and Galileo Technology Ltd. on October 17, 2000

================================================================================


[Marvell Logo]                                     [Galileo Logo]

Contacts:
George A. Hervey
Marvell Vice President and Chief Financial Officer
Ph: (408) 222-1998
Email: ghervey@marvell.com
or
Mike Tate
Galileo Chief Financial Officer
Ph: (408) 367-1400 Ext. 244
Email: mtate@galileot.com
or
Denise Franklin
Marvell Director of Investor Relations
Ph: (408) 222-2551
Email: denisef@marvell.com
or
Chuck Burgess
Abernathy MacGregor Group
Ph: (212) 371-5999
Email: clb@abmac.com




   MARVELL TECHNOLOGY GROUP LTD. AND GALILEO TECHNOLOGY LTD. SIGN DEFINITIVE
                               AGREEMENT TO MERGE

        THE COMBINATION CREATES A NEW LEADER IN INTEGRATED CIRCUITS FOR
                                 COMMUNICATIONS

Sunnyvale, Calif. (October 17, 2000) - Marvell Technology Group Ltd. (Marvell) (NASDAQ: MRVL) and Galileo Technology Ltd. (Galileo) (NASDAQ:GALT) today announced that their boards of directors have unanimously approved a definitive agreement under which Galileo will merge with Marvell. The transaction is valued at approximately $2.7 billion, based on Marvell's October 16, 2000 closing price.

Under the terms of the merger agreement, Marvell will issue 0.674 shares of its common stock for each common share of Galileo's stock in a tax-free, stock-for-stock exchange. As a result, Galileo shareholders and option holders will receive approximately 32.9 million shares of Marvell stock, or 25% of the diluted ownership in the combined company in exchange for all the shares and options of Galileo. The transaction is subject to the approval of shareholders of both companies and of U.S. and Israeli regulatory agencies. The transaction is expected to close in the first calendar quarter of next year and will be accounted for as a purchase. On a pro forma basis excluding the amortization of goodwill and stock compensation expense, the merger is expected to be accretive to Marvell's earnings per share upon closing.

"This transaction is a win-win for customers and shareholders alike. This highly complementary merger combines two best-of-breed technology companies: a leader in physical layer communications silicon with a leader in higher layer packet processing and switching silicon. This combination results in a complete solution for our customers to quickly deliver next generation systems that are capable of supporting gigabit and faster data rates," said Dr. Sehat Sutardja, President and Chief Executive Officer of Marvell.

Galileo is recognized as a market leader in digital communications systems on silicon for the LAN (Local Area Network), MAN (Metropolitan Area Network), and WAN (Wide Area Network). Galileo's routing, switching, and systems management products are incorporated in data communications and telecommunications systems produced by more than 500 customers worldwide. In the 12-month period ended June 30, 2000, Galileo generated $97.5 million in revenues and profits of $22.7 million. Demonstrating its momentum in the market, Galileo has announced over 100 design wins for its new product families.

Marvell is a leader in providing extreme broadband mixed signal and DSP physical layer interfaces (or PHYs) to address gigabit and faster data communication rates. The pending merger expands Marvell's offerings to higher layer switching/routing and system controller functions, while it gives Galileo access to world-leading, high-speed serial communications technology that is essential for its next generation of highly integrated switching fabrics, backplanes, and system controllers.

"Through this merger, we will immediately have expanded market opportunities for our combined product portfolios. In particular, this combination brings together Marvell's industry-leading gigabit Ethernet Alaska PHY technology with Galileo's Galnet family of advanced Layer 2/3/4/5 switched Ethernet processors. We believe the combined company will be the only supplier currently shipping both gigabit PHY and switch ICs, and as a result, we will be uniquely positioned to provide end-to-end solutions to the exploding worldwide gigabit Ethernet LAN market," Sutardja added. "Additionally, Marvell's high-speed mixed signal and digital signal processing capabilities combined with Galileo's strong system-level capabilities position us to capture major future communication opportunities in the MAN, WAN, and SAN markets. With over 500 engineers, the combined company will have the critical mass to aggressively pursue future opportunities."

Avigdor Willenz, Founder and CEO of Galileo, said, "The union with Marvell emanates from our close gigabit Ethernet partnership. Through the partnership, we discovered an amazing corporate culture affinity, extraordinary synergy, and a shared passion for servicing customers with the most innovative solutions. With the merger, one-stop shopping for end-to-end solutions for high-speed networking immediately becomes a reality, while the possibilities for future product integration in the gigabit, terabit, and optical realms are simply phenomenal."

Upon completion of the merger, Avigdor Willenz, as Executive Vice President and General Manager of Galileo Technology Group, a subsidiary of Marvell, will report directly to Sehat Sutardja and join the Marvell Board of Directors. Manuel Alba, Galileo's President, will also join Marvell's board. The company, which will be named Marvell, will be headquartered in Sunnyvale, California. Galileo will continue operations in both Israel and San Jose, California with its reporting structure essentially unchanged.

Goldman, Sachs & Co. acted as financial advisor and provided a fairness opinion to Marvell. Salomon Smith Barney acted as financial advisor and provided a fairness opinion to Galileo.

Marvell and Galileo will host a conference call on October 17, 2000, at 10:00 a.m. EDT to discuss the merger. The dial-in number for the United States is 888-873-1903 and for international callers is 212-346-0285. A replay will be available approximately one hour after completion of the call until noon EDT on October 24, 2000. The replay number for the U.S is 800-633-8284 and for international is 858-812-6440. The conference call ID number is 16681238. The conference call also is available via the Web, both live and recorded, at www.marvell.com.

About Marvell

Marvell comprises Marvell Technology Group Ltd. (MTGL) and its subsidiaries, Marvell Semiconductor Inc. (MSI), Marvell Asia Pte Ltd. (MAPL), and Marvell Japan K.K. (MJKK). On behalf of MTGL, MSI designs, develops, and markets integrated circuits utilizing proprietary mixed signal and digital signal processing technologies for broadband communications-related markets. As used in this release, the term "Marvell" refers to the entire group of companies. Marvell's proprietary CMSP technology combines custom digital signal processing algorithms to allow technology customers to store and move digital data on demand at high data access rates. Marvell initially focused its core technology on the data storage market. It more recently applied its technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media.

Marvell employs more than 300 people. MSI is headquartered at 645 Almanor Ave., Sunnyvale, Calif., 94085; phone: (408) 222-2500; fax: (408) 328-0120.


About Galileo

Galileo Technology Ltd., a market leader in communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices serving the needs of the LAN, MAN, and WAN markets. Galileo is organized around two principal product groups:
Internetworking Products, consisting of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers and switched PoS/ATM controllers. Galileo's products form the heart of many advanced communications systems built by leading OEMs, such as Accton, Alcatel, Cabletron, Cisco Systems, D-Link, Ericsson, Intel, Lucent, Marconi, Nokia, NBase Communications, and Nortel Networks.

Galileo employs more than 300 people worldwide and has business headquarters in San Jose, California and R&D headquarters in Manof, Israel. For more information on Galileo, call 1-888-GALTEK-1 or visit its website at www.GalileoT.com.


Forward-Looking Information:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell's and Galileo's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the strategic business combination of Marvell and Galileo. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Marvell and Galileo businesses will not be integrated successfully; costs related to the business combination; failure of the Marvell or Galileo shareholders to approve the business combination; inability to obtain or meet conditions imposed for governmental approvals for the merger, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers.

For other factors that could cause Marvell's or Galileo's results to vary from expectations, please see the "Risk Factors" section of Marvell's Registration Statement on Form S-1 relating to Marvell's initial public offering, Marvell's Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and Galileo's most recent report on Form 20-F filed with the SEC.

Where You Can Find Additional Information:

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination referenced in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Marvell and Galileo. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Marvell and Galileo at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting Marvell, Attention:
Denise Franklin, Director of Investor Relations, 645 Almanor Ave., Sunnyvale, CA 94085, (408) 222-2551; and/or Galileo, Attention: Mike Tate, Chief Financial Officer, 142 Charcot Ave., San Jose, CA, 95131, (408) 367-1400, ext. 244.

Marvell and Galileo and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders of Marvell and Galileo in favor of the adoption of the merger agreement. A description of any interests that Marvell's and Galileo's directors and executive officers have in the merger will be available in the proxy statement/prospectus.

[Marvell Logo]                                     [Galileo Technology Logo]

        On October 17, 2000, Marvell Technology Group Ltd. and Galileo Technology Ltd. announced plans to merge. The merger combines Marvell, a leader in physical layer communications silicon, with Galileo, a leader in higher layer packet processing and switching silicon.

COMBINING THE COMPANIES

                                            MARVELL        GALILEO           COMBINED CO.
                                                                               PRO FORMA
-------------------------------------------------------------------------------------------------
   Annual Revenue (1)            $ 106.9 million         $ 97.5 million      $ 204.4 million
-------------------------------------------------------------------------------------------------
   Net Income  (1)               $ 17.8 million (2)      $ 22.7 million       $ 40.5 million
-------------------------------------------------------------------------------------------------
   Customers                              60                  500                  560
-------------------------------------------------------------------------------------------------
   Employees (at 9/30/00)                 320                 338                  658
-------------------------------------------------------------------------------------------------
      R&D                                 214                 254                  468
-------------------------------------------------------------------------------------------------
      Sales & Marketing                   38                   32                   70
-------------------------------------------------------------------------------------------------

(1) As of the latest 12-month period ended June 30, 2000
(2) Excludes $5.7 million of stock compensation amortization expense

TRANSACTION SNAPSHOT


-------------------------------------------------------------------------------------------------
                 Deal Structure                   -   Tax-free; Stock-for-Stock Exchange
                                                  -   Purchase
                                                  -   0.674 shares of Marvell common stock for
                                                      each share of Galileo common stock
-------------------------------------------------------------------------------------------------
                  Closing Date                    -   Anticipated first calendar quarter 2001

-------------------------------------------------------------------------------------------------
                Equity Issuance                   -   Equity issuance of approximately 32.9
                                                      million shares
                                                  -
-------------------------------------------------------------------------------------------------
                   Ownership                      -   75% by Marvell shareholders
                                                  -   25% by Galileo shareholders
-------------------------------------------------------------------------------------------------
                   Approvals                      -   Shareholders of both companies
                                                  -   Hart-Scott-Rodino
                                                  -   Israeli Regulatory Approvals
-------------------------------------------------------------------------------------------------


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